SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                (RULE 13d - 102)

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(b), (c) AND
             (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(b)

                                (Amendment No.1)*

                          Velocity Express Corporation
                          ----------------------------
                                (Name of Issuer)

                                  Common Stock
                                ---------------
                         (Title of Class of Securities)

                                    92257T608
                                ----------------
                                 (CUSIP Number)

                                December 31, 2007
                               ------------------
             (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                                [ ] Rule 13d-1(b)
                                [x] Rule 13d-1(c)
                                [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92257T608

1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  Linden Capital LP

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

         (a)      [x]
         (b)      [ ]

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.       SOLE VOTING POWER

                  0

6.       SHARED VOTING POWER

                  167,268

7.       SOLE DISPOSITIVE POWER

                  0

8.       SHARED DISPOSITIVE POWER

                  167,268

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  167,268

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
         EXCLUDES CERTAIN SHARES*   [ ]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                  5.9%

12.      TYPE OF REPORTING PERSON*

                  PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 92257T608

1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  Linden GP LLC

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

         (a)      [x]
         (b)      [ ]

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.       SOLE VOTING POWER

                  0

6.       SHARED VOTING POWER

                  167,268

7.       SOLE DISPOSITIVE POWER

                  0

8.       SHARED DISPOSITIVE POWER

                  167,268

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  167,268

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
         EXCLUDES CERTAIN SHARES*   [ ]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                  5.9%

12.      TYPE OF REPORTING PERSON*

                  OO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 92257T608

1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  Siu Min Wong

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

         (a)      [x]
         (b)      [ ]

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.       SOLE VOTING POWER

                  0

6.       SHARED VOTING POWER

                  167,268

7.       SOLE DISPOSITIVE POWER

                  0

8.       SHARED DISPOSITIVE POWER

                  167,268

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 167,268

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
         EXCLUDES CERTAIN SHARES*   [ ]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                  5.9%

12.      TYPE OF REPORTING PERSON*

                  IN, HC

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

This Amendment No. 1 ("Amendment No. 1") is filed pursuant to Rule 13d-2(b) promulgated under the Securities Exchange Act of 1934, as amended, with respect to the shares of Common Stock, having $.04 par value per share (the "Common Stock") of Velocity Express Corporation (the "Issuer") beneficially owned by the Reporting Persons specified herein as of December 31, 2007, and amends and supplements the Schedule 13G filed on July 25, 2007 (collectively, the "Schedule 13G"). Except as set forth herein, the Schedule 13G is unmodified.

The names of the persons filing this statement on Schedule 13G are: Linden Capital LP, a Bermuda limited partnership ("Linden Capital"), Linden GP LLC, a Delaware limited liability company ("Linden GP"), and Siu Min Wong ("Mr. Wong," and collectively, the "Reporting Persons"). Linden GP is the general partner of Linden Capital, and Mr. Wong is the managing member of Linden GP. Therefore,
Linden GP and Mr. Wong may each be deemed to beneficially own the shares of Common Stock (as defined below) owned by Linden Capital.

Item 2(b). Address of Principal Business Office or, if None, Residence:

     The principal business address for Linden Capital is Ingham & Wilkinson Building, 129 Front Street, Hamilton HM12, Bermuda.

     The principal business address for each of Linden GP and Mr. Wong is 590 Madison Avenue, 15th Floor, New York, NY 10022.

Item 4.   Ownership.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a)     Amount beneficially owned:

             The Reporting Persons collectively beneficially own 167,268 shares of Common Stock consisting of: (a) 135,552 shares of Common Stock, and (b) 785,031 shares of convertible preferred stock that is convertible into 31,716 shares of Common Stock.

     (b)     Percent of class:

             The Reporting Persons have beneficial ownership of 167,268 shares of Common Stock constituting 5.9% of all of the outstanding shares of Common Stock.

     (c)     Number of shares as to which such person has:

             (i)  Sole power to vote or to direct the vote

                  Not applicable.

            (ii)  Shared power to vote or to direct the vote

                  Linden Capital, Linden GP and Mr. Wong have shared power to vote or direct the vote of the 167,268 shares of Common Stock held by Linden Capital.

           (iii)  Sole power to dispose or to direct the disposition of

                  Not applicable.

            (iv)  Shared power to dispose or to direct the disposition of

                  Linden Capital, Linden GP and Mr. Wong have shared power to dispose or direct the disposition of the 167,268 shares of Common Stock held by Linden Capital.


Item 10.  Certification.

         By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   SIGNATURES

     After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.


Dated:  February 13, 2008


         LINDEN CAPITAL L.P.
         By: Linden GP LLC, general partner


              By: /s/ Siu Min Wong
                  ----------------
                  Siu Min Wong,
                  Managing Member


         LINDEN GP LLC


         By:  /s/ Siu Min Wong
              ----------------
              Siu Min Wong,
              Managing Member



           /s/ Siu Min Wong
           ----------------
           Siu Min Wong